Exhibit 21.1

Private Bancorp of America, Inc.

Subsidiaries as of December 31, 2025

Subsidiaries(1)	Jurisdiction of Incorporation of Organization

CalPrivate Bank	California

(1)  Subsidiaries other than those listed above are excluded since, in the aggregate, they would not constitute a significant subsidiary. CalPrivate Bank is 100% owned by Private Bancorp of America, Inc.